UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

We refer to our letter dated October 9, 2024 informing about the two orders passed by the Hon’ble National Company Law Tribunal, Ahmedabad bench (‘NCLT, Ahmedabad’), on October 9, 2024, for (i) sanctioning the Company Scheme Petition [C.P.(CAA)/20(AHM) 2024 in C.A.(CAA)/71(AHM) 2023] in connection with the Scheme of Arrangement between ICICI Bank Limited (‘the Bank’), ICICI Securities Limited (‘ICICI Securities’) and their respective shareholders (‘the Scheme’) and (ii) dismissing and disposing of the applications (IA 55(AHM) 2024 and Inv. P. 1(AHM)/2024) filed by some of the shareholders objecting to the Scheme.

This is to inform you that the Bank has received an intimation today from the Hon’ble National Company Law Appellate Tribunal (NCLAT), that one shareholder of the Bank (holding 200 shares), who had filed an objection to the Scheme in NCLT, Ahmedabad, has filed appeals before the NCLAT against the aforesaid orders of the NCLT, Ahmedabad.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 2, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager